UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated April 15, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 15, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

New York and Stockholm — 15 April, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM TO RETURN UP TO $800 MILLION TO SHAREHOLDERS

New York and Stockholm, 15 April 2010 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) announces that the Board of Millicom has decided to return $800 million to shareholders through a combination of a special dividend and a share buyback.

Subject to the approval of shareholders at the 25 May 2010 Annual General Meeting, Millicom will pay a special dividend of $4.60 per share to Millicom shareholders, equivalent to $500 million in total. The special dividend is in addition to the proposed 2009 annual dividend of $1.40.

In addition, Millicom will initiate a share repurchase plan of up to $300 million.  The share repurchase plan is to be executed through open market purchases on NASDAQ by the end of 2010 within the authorisations obtained at the 2009 Annual General Meeting. Further authorisation to complete the share repurchase plan will be sought from shareholders at the May 2010 AGM.

Mikael Grahne, President and CEO of Millicom, said:

“Millicom has a strong balance sheet and is now generating significant and sustainable cash flows.  We have also enjoyed the receipts from the majority of our Asian disposals.  As a result, we are delighted to be returning $800 million to shareholders, demonstrating our commitment both to enhancing the returns from holding Millicom shares, and to improving the efficiency of our capital structure.

“At the same time we are retaining sufficient liquidity to fund our ongoing investment requirements and potential external growth opportunities, with an expected net debt to EBITDA ratio of less than 1 after the payment of the dividends and the completion of the share buyback program.”

CONTACTS

Millicom International Celllular SA

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 7879 426358
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.